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Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

        The following is a transcription of a call with investors and analysts held on April 18, 2005. The webcast of the call was posted on Adobe Systems Incorporated's website on April 18, 2005.

ADOBE SYSTEMS INCORPORATED
Moderator: Mike Saviage
April 18, 2005
7:00 am CT

Operator:
Good morning. My name is (Judy) and I will be your conference facilitator. At this time, I would like to welcome everyone to the Adobe Macromedia conference call. All lines have been placed on mute to prevent any background noise.

After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad. If you would like to withdraw your question, press star, then the number 2.
Thank you. Mr. Saviage, you may begin your conference.
Mike Saviage:	Good morning and thank you for joining our call today to discuss Adobe's announcement to acquire Macromedia.

Joining in the call from Adobe are Bruce Chizen, our CEO; Shantanu Narayen, President and Chief Operating Officer; and Murray Demo, Senior Vice President and CFO. Also joining me on the call from Macromedia are Stephen Elop, President and CEO; Betsey Nelson, Executive Vice President and CFO; and Michael Look, Vice President of Investor Relations.

In a moment, I'll turn the call over to Bruce and he'll walk you through the rationale for the deal. Stephen will follow with his perspective and then Murray will discuss the financial aspects of the transaction and comment on Adobe's intra-quarter update.

After Murray, Betsey will provide comments on Macromedia's preliminary quarterly results, Shantanu will then provide some closing comments, and later after these prepared remarks, there will be a Q&A session where we will answer your questions.

Before we get started, I want to emphasize that information about the acquisition is based on information as of today, April 18, 2005, and contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those set forth in such statements.

For a discussion of these risks and uncertainties, you should review Adobe's and Macromedia's SEC filings, including our respective Form 10-Q and Form 10-K filings, and other documents that will be filed today in conjunction with today's announcement.

The subject matter discussed in today's call will also be addressed in the Registration Statement on Form S-4 and a Joint Proxy Statement and Prospectus to be filed with the SEC. After its filing, it may be obtained at no charge from the SEC Website or from Adobe's or Macromedia's Website. We urge you to review these documents, as they will contain important information about the planned merger of the two companies.

During this call, we will discuss non-GAAP financial measures. GAAP financial measures that the court finds in these non-GAAP financial measures, as well as the reconciliation between the two are available on Adobe's Website and on Macromedia's.

All participants are advised that the audio of this conference call is being broadcast live over the Internet and is also being recorded for playback purposes. The audio of the call will be archived on Adobe's Investor Relations Website until later this year when the acquisition is expected to close.
I would now like to turn the call over to Bruce.
Bruce Chizen:
Thanks, Mike, and good morning. I couldn't be more excited to announce that Macromedia and Adobe have signed a definitive agreement for Adobe to acquire Macromedia. This acquisition strengthens Adobe's mission of helping people and organizations communicate better.

When we first discussed the possibility of combining our two great companies, it was apparent to me that we share that similar vision for helping our customers in this ever-changing world of communications.

As I have said many times over the past few years, there has been and continues to be an explosion of visual information driven by technology advancement that made challenging by the variety of ways in which we access information, whether it's documents, images, the Web, PC, or new wireless and non-PC devices.

The methods we use to access this information continue to evolve. The formats of standards governing communication methodologies are rapidly changing and the creators of this information are challenged with how they cost effectively create, deliver, and manage that information.

The combination of Adobe and Macromedia will be a company that can more readily achieve our shared vision. Together, we will be able to offer customers full-integrated solutions for Next Generation communication and interaction especially on non-PC devices. Together, we can offer more meaningful technologies with developers and our industry partners and together we can build new businesses on top of our established platform.

I have often been asked by the financial community if we'd ever do a large acquisition and I've been consistent with my response. It would have to be very strategic and it would have to be something that we believe we could integrate.

After you study and review what we'll discuss today, you'll agree with me that this merger is definitely strategic. And after having spent many hours with Macromedia's Management and Board of Directors, I know that we can put these two great companies together to create one of the most powerful software companies in the world.

The result will be a company with innovative technology that's helping to drive emerging standards; a company that has the most talented and innovative people in the world developing solutions for effective communication; a company with vast and loyal customer base that demands the best from us; and a company with a diverse set of high growth global opportunities. We believe all of these factors create a combined company, which will deliver greater value to its shareholders.

Finally, I am pleased to announce that upon close of the deal, Stephen Elop will join Adobe as President of Worldwide Sales Operations reporting to me. In addition, Rob Burgess, Chairman of Macromedia's Board, will also join Adobe's Board of Directors; and Shantanu Narayen will continue as President and COO of the combined entity.
I'd now like to turn the call over to Stephen to share his thoughts on today's announcement. Stephen?
Stephen Elop:
Thank you, Bruce. I am equally excited about today's announcement, joining the forces of Macromedia and Adobe. Over Macromedia's 13-year history, while many things have been changing in the world of technology, our mission has remained essentially unchanged. We have been focused on providing our customers with the products and solutions that make great digital experiences possible.

Granted, that mission has taken different forms over the years. For example, in the early '90s, we delivered those experiences using CD-ROMs with products like Director and Authorware. As distributed media was supplanted by the advent of the Internet, we leveraged our experience to introduce products like Dreamweaver and Flash, supporting millions of designers and developers as they discovered this exciting new medium.
More recently, another platform expansion has just begun with all forms of mobile and non-PC devices becoming a new outlet for our customers' creativity.

We have been successful through these generational shifts because of our focus on technology innovations that unleashes the creativity of our customers. Because of this innovation, we have been able to prosper as the technology world around us has changed so much.

More recently, we have also been innovating around how we go to market by focusing on more complete solutions that utilize our platform and by interacting on an enterprise footing with our largest customers. We have been able to expand Macromedia from being not only a supplier of great software but also a strategic vendor to a growing number of customers.

So why now, why would contemplate this combination when things are going so well for Macromedia? It's because things are going well that it makes sense to pursue this combination today. Our success with Flash as a platform now expanding into the non-PC world, the tools and server products like Flex that capitalize on that platform, we see the large possibilities and the results. By entering into this combination, we can rapidly gain the scale and resources to drive these agendas further and much faster.

In considering this combination, we also thought long and hard about what was best for our customers. It is clear that together, the combined companies will offer a more complete cross-media, rich client platform for PC and non-PC devices.

For example, if you look at the best attributes of Flash and those of PDF, they can compliment each other in ways that can help drive the arch of communication and capitalize on the information explosion that Bruce discussed.

As well, the designers and developers of the world will see better workflow, better product and technology integration, and reduced learning curves across some of the leading design and development products in the world. Enterprise customers will have a more complete solution for Enterprise communication and collaboration, expanding everything from document-oriented workflow through rapid learning to Web-based collaboration. And for our major partners in the mobile community, there is now so much more we can do together.

We are very proud of what we've accomplished at Macromedia over the years. We are even more excited about what the combined companies can bring to our customers, our partners, our employees, and our investors. I look forward to working with Bruce and his entire team to make this new company a great success over the years ahead.
I will now turn the call over to Murray.
Murray Demo:
Thanks, Stephen. I'll first review the financial details of the acquisition. Under the terms of the Agreement, Macromedia stockholders will receive, in a tax-free exchange, .69 shares of Adobe common stock for every share of Macromedia common stock. Based upon Adobe and Macromedia closing prices on Friday, April 15, 2005, this represents a price of $41.86 per share of Macromedia common stock and a 25% premium over Friday's close.

Macromedia stockholders will have an 18% ownership in the combined company. The transaction is valued at approximately $3.4 billion. This transaction will be accounted for under purchase accounting and we expect it to close in fall of 2005. The acquisition is contingent upon stockholder approval by both companies and customary regulatory approvals.

We expect the transaction to be breakeven to slightly accretive in the first 12 months following the close on a non-GAAP basis. We are presenting non-GAAP data today due to our inability to estimate the acquisition-related restructuring costs and the allocation of the purchase price between goodwill, in-process R&D, and other intangibles, and equity-based compensation expenses related to FAS 123R.
In addition, our non-GAAP target of breakeven to slightly accretive excludes any impact of the loss of deferred revenue in the first 12 months following the close due to purchase accounting.

As you know, our businesses are similar and we do expect to realize some cost savings when combining the two companies. We have undertaken a thoughtful and careful financial analysis in putting these two companies together and we will be able to combine the companies on top of Adobe's global infrastructure.
We will continue to refine our financial analysis between today and close and we plan to provide specific financial targets once the two companies are combined.

In conjunction with the announced acquisition, we plan to repurchase $1 billion of Adobe stock following the close of the acquisition. The $1 billion repurchase will be in addition to our current plan repurchases and will be added to our non-GAAP target of breakeven to slightly accretive in the first 12 months post-close.
Finally, I'd like to comment on our intra-quarter update. We made the decision to provide this update two weeks earlier than planned to coincide with today's announcement.

Based on strong demand of Adobe Acrobat this far in the quarter, we expect to achieve revenue towards the high end of our targeted range of $475 to $495 million we said on March 17th. We also expect to achieve EPS toward the high end of our EPS range of 51 to 55 cents. Finally, while we have not yet shipped the CSQ products, they are on track to ship in May.
I will now turn the call over to Betsey for a discussion of Macromedia's preliminary Q4 results. Betsey?
Elizabeth Nelson
Thanks, Murray. This is clearly a very exciting combination from both a strategic and a financial perspective. Macromedia is just coming off a strong fiscal year with solid revenue growth and profitability.

We have not yet finalized a full review and audit of our March quarter and fiscal year financial results, which would normally be recorded the first week of May. However, at this point, we can provide you with a preliminary estimate of revenues. We expect net revenues for the quarter to exceed the $108 to $113 million guidance provided on January 19, 2005.
We will announce our final fourth quarter and full-year fiscal 2005 financial results after the close of the market on May 3, 2005 as previously announced.
Finally, let me add that I am looking forward to working with Bruce, Shantanu, Murray, and the whole team to ensure a smooth integration process.
I'll now turn the call over to Shantanu.
Shantanu Narayen:
Thanks, Betsey. Today is an exciting day. The combination of Adobe and Macromedia's powerful development, offering, and collaboration tools and complimentary functionality of PDF and Flash creates the opportunity to deliver an industry-defining technology platform across a wide range of devices and operating systems.
For creative professionals, we will be able to deliver a more complete, seamlessly integrated solution to help them create, manage, and deliver compelling information.
For Enterprises and Enterprise developers, we can deliver a set of development tools and solutions that help connect backend systems to people and processes.
For business customers, we can provide a complete collaboration solution, taking advantage of the a-synchronized capabilities of Acrobat with the real-time capabilities of Breeze.
Finally, we have a significant opportunity to grow into new markets, particularly around mobile and enterprise customers with solutions such as Lifecycles and Flash Cards.

In close, I'd like to say that the announcement of today's acquisition of Macromedia is a huge next step for Adobe as we continue to develop platforms, which help people and organizations communicate better. When you combine two great software companies like Macromedia and Adobe, it's the talent, the people and our innovative cultures that will help drive the success of the combined companies.

As we work towards closure of the acquisition, we will keep you informed of our progress and both companies will continue to focus on our respective businesses driving revenue growth and delivering comprehensive customer solutions. Mike?

Mike Saviage:
Thanks, Shantanu. Before we start Q&A, let me provide some logistical information. First, on both companies' Investor Relations Website, you can access an FAQ document, which answers basic questions about today's announcement. We will also maintain a page that will be essential access point to information about the merger, including SEC filings, transcripts of conference calls, archives of presentations, and related information.

Second, in the coming weeks, expect to see Adobe's and Macromedia's Management Teams on the road meeting with stockholders to discuss the acquisition and the opportunities that we see as a combined company. We will also present various conferences, which will provide another means to stay in touch with us. And as always, we are available by phone as well.

Finally, for those that wish to listen to a playback of today's conference call, an audio recording of the call will be available from both companies' Investor Relations Website later today. There will also be a transcript there as well. Alternatively, you can listen to a phone replay by calling 800-642-1687; use conference ID number 5643249. Again, the phone number is 800-642-1687 with conference ID number 5643249.

For those outside the United States who can't access an 800 number, you can reach the same service by dialing 706-645-9291. The phone playback service will be available beginning at 6:00 am Pacific Time today and ending at Midnight Pacific Time on Wednesday, April 20, 2005.
We will now be happy to take your questions, which we ask will be limited to one question per person. Operator?
Operator:
At this time, I would like to remind everyone, if you would like to ask a question, please press star, then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.
Your first question comes from Gene Munster with Piper Jaffray.
Gene Munster:
Congratulations. I guess from just a big logistical standpoint is it going to operate is—I guess I was thinking a consolidated strategy but two separate facilities or maybe you could talk a little bit about what happens on that perspective and then a follow-up question?
Murray Demo:
Yeah, Gene, this is Murray. So in terms of our process from here is obviously between the announcement and the close we're going to be very focused on to continue to work on our integration plan. Once we move past close, the corporate infrastructure will be based on the Adobe structure. The Adobe headquarters will be in San Jose but San Francisco will be a very significant facility for the joint company, it's a very important facility for it.

So you're going to see—continue to see the global offices that we have between the companies, there will be probably—we'll have to work through some of those issues but for the most part, San Francisco and San Jose are going to be very important locations for the combined company.

Gene Munster:
Okay. And then just in terms of just the operating margins, Macromedia had always kind of aspired to have Adobe-like operating margins. I guess going forward it would be safe to say that those operating margins can quickly scale into Adobe. Would that be a good way to think about how these two companies combined?
Murray Demo:
Yeah. First of all, clearly, the reason why we're doing this, it's a strategic acquisition and we're going to continue to invest heavily in our future; however, there are some opportunities where there's going to be some cost synergies and we'll take advantage of those as they arrive. And clearly, we would believe that the margins of Macromedia would go up in this scenario.
In terms of providing specifics, we'll do that as we get to the close and we look into fiscal 2006 but at this time, we're not providing any specifics in terms of what those margin targets would be.
Bruce Chizen:	Yeah. Of the time, Gene, you can expect us to try to have a (clear) model and that is somewhat similar to what you've experienced in the past for Adobe overall.
Gene Munster:
Okay. And just a final question on the mobile side, obviously, Macromedia is going gangbusters on that front; that just really provides a whole new platform for Adobe. Can you talk a little bit about some of the advantages that necessarily—that Adobe would bring to the table for Macromedia because it seems like they're bringing a lot to the table? Does your market position help them basically accelerate the adoption of mobile Flash?
Shantanu Narayen:
Yeah. I think, Gene, again, what's exciting about the combination is the strategic opportunity that both companies are really bringing. Clearly, Macromedia has done a wonderful job in the mobile space of having their technology on all these devices as well as delivering solutions like Flash (cast).

In addition, you know, PDF has also been one of the rich formats that is available on these devices and I think the combination allows us to deliver more integrated, rich client platform on which not only can we have current solutions work but we can introduce new solutions in the marketplace.
And I think from the perspective of companies who are partnering with both of us, they will also be looking at this as an opportunity to do more interesting things.
Bruce Chizen:
Gene, there are numerous examples of how combined products create a whole new value proposition for our customers. Let me give you a couple of examples. Adobe is a leading provider of video authoring, editing, and enhancement tools and, of course, Macromedia with their Flash video player will be a—is on a path of being a leading provider of a video playback platform for both PCs and non-PC devices. So being able to have a complete video workflow for our joint customers.

Another example is with helping our Enterprise customers communicate that mission critical information. We help them today as Adobe with their interactive forms, their intelligent documents, and what Macromedia does is help them with their rich information, rich interactive information; combined we'll be able to offer them one complete set of tools that help those customers to communicate more effectively.

And so on and so on; if you look at Acrobat as an a-synchronized collaboration tool and then you look at Breeze as a real-time collaboration tool and you put those two together, we're able to offer a more complete solution for the knowledge worker. So those are just three examples. But it is very clear I believe to both of us that we'll both bring a lot to the table in this deal.
Gene Munster:	I mean—I agree. So logistically, it's a layout. But in terms of the acceleration of the mobile platform, will this relationship accelerate the adoption of mobile Flash or is it too early to say that?
Stephen Elop:
This is Steve speaking. I think it's absolutely going to accelerate because first of all, there's more that we can bring to our mobile partners. As you mentioned, Macromedia has a number of various substantial relationships and just being able to leverage those relationships to go further and faster and to support them on a larger scale I think is definitely going to accelerate things.
Gene Munster:	And then just one final question, is MX still on track for kind of August/September?
Stephen Elop:	Yeah.
Gene Munster:	Great. Thank you and congratulations.
Stephen Elop:	Thank you.
Bruce Chizen:	Thank you.
Operator:	Your next question comes from Steve Jue with RBC Capital Markets.
Steve Jue:
Thanks. Let me echo my congratulations. Murray, you talked about the deal being, I think, neutral to slightly accretive in the first year. Just in running the numbers, it looks like about $40 million in cost savings potentially, is that a ballpark number that's right?
Murray Demo:
Steve, today we're not providing a specific number; obviously, we'll continue to work through that. We do believe there's going be some cost synergies again. We want to continue to focus on investing in both companies on a go-forward basis. We don't see this as a cost synergy scale play; obviously, there's some advantages there. But this is about building, you know, a combined company that's going to focus on the future opportunities. But in terms of specifics, we'll be able to provide more details as we get to the close.
Steve Jue:	Okay. And then just regards to—with regards to branding, can you just maybe share a little bit on your data of how you will position that?

Bruce Chizen:
Yeah, I'll take that, Steve. So clearly, Adobe will remain as Adobe Systems, Inc. The specific product brandings have great, great brand equity to them. The Macromedia brand, while it has a great brand, it would be inappropriate for us to have two corporate brands; so the Adobe brand will be the brand that we'll be using as a corporate brand going forward but obviously, the product brands will remain as is.
Steve Jue:	Okay. Great. Thank you.
Murray Demo:	Thanks, Steve.
Operator:	Your next question comes from James Freedman with Fulcrum Global Partners.
James Freedman:	Hi. Thank you. Let me echo my congratulations as well. I just had a couple of housekeeping questions either for Murray or Betsey. Is there a cap recaller on the transaction?
Murray Demo:	No there's not, Jamie, there's no cap recaller.
James Freedman:	Okay. And was there a breakup fee described in any of the releases?
Murray Demo:	You know, at this point, we're not providing any specifics in that particular area but, you know, the Agreement tends to be, you know, typical of other Agreements.
James Freedman:	Okay. Murray or Mike, were you still planning on doing the May 3rd mid-quarter update or was this in lieu of that?
Murray Demo:
Yeah, you know, at this point, given the announcement today, we felt that it was important just to go ahead and give everybody an update on our quarter at this time as opposed to, you know, waiting the two weeks. Clearly, this is two weeks earlier than we normally do it; we're six weeks into a 13-week quarter but we felt given that we've seen, you know, some strong performance of Acrobat so far in the quarter that we thought we could go ahead and provide the update today.
As I mentioned earlier, the CSQ (product) have not begun to ship but they're on track to ship in May and we're very excited about the release.
James Freedman:	Okay. So does that mean there will be a May 3rd? It sounds like you haven't decided yet.
Murray Demo:	No, there will not be an update on May 3rd.
Bruce Chizen:
Yeah, Jamie, the challenge is even on May 3rd, we won't have to fit—enough information about the sell-through and the creative suites to be able to provide any additional color on May 3rd. So it wouldn't make sense for us to have additional comments at that time. We'll just have to wait until we do the earnings in June.
James Freedman:	Sounds goods. And then last thing, I—you were going kind of quick there at the beginning, Murray, but with the $1 billion in share repurchase, that is in addition to what you had described previously?

Murray Demo:
Yes. It's going to be an additional billion on top of what we would have sort of done anyway. So it's additive from a stock repurchase standpoint. Again, just to kind of repeat what I said earlier is that we see this deal before the buyback as being breakeven to slightly accretive. So the buyback will add to the breakeven to slightly accretive. So we think this is an excellent way to return value to our shareholders.
James Freedman:	Great. I'll pass it to the next (one). Congratulations.
Bruce Chizen:	Thank you.
Murray Demo:	Thank you.
Operator:	Your next question comes from Tom Ernst with Deutsche Bank.
Tom Ernst:
Yes, good morning. Thank you. Just one quick follow-up to some of the earlier questions, you were highlighting some of the revenue synergies you see and also identified that you think—see an opportunity for cost savings. Does your guidance rely on some of the revenue synergies or do you think you can get there clearly through some of the cost synergies?
Murray Demo:
At this point, the focus is on the cost synergies; that's where we're looking at. You know, revenue synergies are something that you're going to have to see obviously over time and so all of those are kind of factored in but right now, we're focusing on the cost synergies.
Bruce Chizen:
With that said, keep in mind, long-term, this is obviously all about growth; the opportunities ahead of us, the explosion of visual content, the fact that we'll be able to provide our customers with a more complete solution across more customer types than ever before, the fact that more non-PC devices are accessing the Web than PC devices; all leads us to believe that this combination will, over time, clearly generate a greater growth had we stayed as separate standalone companies.
Murray Demo:
Yeah, and I'll just say one other thing which is is that while we're not providing a specific number and we will as we work through the process, because it's purchase accounting, there will be an impact to revenue in terms of deferred revenue. So we will not be able to realize all the deferred revenue on the balance sheet that Macromedia has, that would be marked substantially. And so in the first 12 months and following the close, we will see an impact to revenue downward because of that purchase accounting treatment.
Tom Ernst:
Yeah, gentlemen, that's great. With regards to anti-trust issues, do you have a sense for—do you anticipate any give and take? Are there—is there a risk of any products that (off) (press) freehand or anything else on the Macromedia side?
Bruce Chizen:	We don't see an issue.
Tom Ernst:	Okay, pretty straightforward. And one final question then I'll turn it over, how long are you targeting to execute that billion-dollar repurchase program?
Murray Demo:	It will be over a 12-month period following the close. So we'll close the acquisition and then the repurchase will begin and go over a 12-month period.

Tom Ernst:	All right. Thank you again.
Operator:	Your next question comes from Ben Reitezes with UBS.
Ben Reitezes:
Hey, good morning, guys. A couple things just with regard to the—Bruce, with regard to the products, the—what could we think about as far as bundles down the road and do you see a lot of synergies with, you know, both of your—both companies had very successful bundles and taking individual products and putting them together over the last few years you would see us—Macromedia did it as well and created a boost to revenues. I mean down the line without pre-announcing anything how can we visualize this in the Creative space that to put these products together and catalyzed growth in a similar fashion, do you think that you guys can pull it off again together?
Man:
Ben unfortunately we—or fortunately we have a fiduciary responsibility for the next few months until we close to focus in on our own standalone businesses. And until we get to closure it would be both inappropriate and illegal for us to be spending time talking about specifics or even talking with one another about specific or the market plans and strategies. So it's something we really can't get into until we actually become a combined company.
Certainly there's many opportunities to have all—many of our products work more seamlessly together and how we go to market with them will—is to be determined.
Ben Reitezes:	Do you see . . .
Man:	(Unintelligible).
Ben Reitezes:	No go ahead.
Man:	Ben let's also realize I think if you look at the studio it's early and the larger the developers and the Creative Suite is in the larger designers today.
Ben Reitezes:
Okay. Bruce just big picture, I mean, any idea of what this company you think can grow on the top line, you know, do you see anything also that's a faster grower long-term than Acrobat at this company that you guys could, you know, expand upon maybe Breeze or . . .
Bruce Chizen:
No. Ben I'm somewhat chuckling here because, you know, we're not prepared to give long-term growth targets—don't think that's wise. But keep in mind this combination is all about growth and it would certainly disappoint me if we can't grow faster than other software companies in the outer years. That will continue to be our goal.
If you tell me what the GDP growth is going to be and what the economic conditions around the world are going to be a year, two, three years from now I'll give you better growth target.
Ben Reitezes:	Well I assume that you think you can grow faster together than you could standalone?
Bruce Chizen:	Yes.
Ben Reitezes:	Okay and then—sorry just a couple more.

With regard to, you know, the near-term environment Bruce and Betsey, you know, obviously we've seen some software companies have some difficulties at the end of March. You guys have put up some pretty good guidance here. Just is there anything that you could talk about here and it doesn't seem like you're seeing any of the weakness, I mean, Bruce you do have some enterprise software exposure here. If you could just talk about what you're seeing and what you think other companies are seeing and how you're different.

And then if there's anything Betsey wants to add with regard to Macromedia and the current environment that would be great because, you know, as we've obviously seen some misses of late from some others.
Bruce Chizen:
Yes for us Ben it really varies by customer type. So the creative professional they are clearly continuing to adopt the Creative Suite. The reactions to the product has been very good. The reviews—PC Magazine gave the Creative Suite 2 a 4 1/2 star. They gave InDesign—at a Choice Award they gave InDesign and Photoshop both five stars. We haven't even shipped the product yet so clearly the creative professional customer continues to go towards the suites. We continue to see major publishers around the world move to InDesign and we believe that it becomes a compelling reason in which to buy the workflow capabilities within the Creative Suite.

For the digital hobbyist the—especially those who are buying digital cameras they continue to want to buy the best and the Photoshop branded products, Photoshop, Photoshop Element, continue to be the products of choice. And we believe the adoption of digital cameras especially the higher end ones, the digital SLRs are not slowing down and therefore that continues to propel our business.

On the document side especially with the enterprise business our value proposition is so unique and the affordability, the return on investment is so clear, that we don't believe we're in the same position as some of the other enterprise software companies.

Keep in mind we're not selling a $10 million, $20 million CRM system. We're not selling a 10 million, $20 million ERP system. Our solutions are relatively inexpensive, typically to deploy less than a million dollars, but the return on investment is quick. But the problem we're trying to solve, making document workloads more efficient, is a very obvious problem therefore we continue to be very optimistic about our business over the next year.
Elizabeth Nelson	Hi Ben. You're going to get us back?
Ben Reitezes:	Yes—nice to have you again.
Elizabeth Nelson
Great. We have continued to see strength but as you know these are very preliminary results at this point. We're not announcing specific numbers. We're just stating that we'll be over the outlook range we provided in January so I'm going to have to leave that until our call May 3.
Ben Reitezes:	Thanks a lot guys—appreciate it.
Man:	Thanks Ben.

Operator:	Your next question comes from Jay Vleeschhouwer with Merrill Lynch.
Jay Vleeschhouwer:	Yes thanks. Good morning.

Bruce your opening comments anticipated a question with regard to your acquisition criteria since this is the biggest thing you've done in a decade. So the question is what changed in your thinking as to how well you'd be able to integrate Macromedia, you know, you're well aware that for many years the combination had been talked about but there were reasons offered why you'd demur and now you're doing it. So what changed your mind here as to how well you'll be able to do it? What lessons are you applying from your own experiences from ten years ago with (Unintelligible) and from what you've otherwise seen in enterprise software or EDA combinations for example—the dos and don'ts.
Bruce Chizen:
Yes what's interesting is this is one of those combinations in which both our customers and the financial community alike have continued to encourage us to do. And I think I look at some of the other—the what I would characterize as consolidations in the software industry are nothing more than consolidation. In this case we're talking about two organizations that are in growth mode, lots of momentum behind them, and in a market space in which the characteristics continue to get more exciting.

What helped us decide to move ahead was the fact that we learned that the cultures of the company and the visions of the company were very, very similar. And as we got to know—well as I personally got to know Rob Burgess earlier on, as I've gotten to know Stephen and Betsey and some of the other executives and as Shantanu and Murray and others at Adobe have done the same we realized that these two companies are very similar and the fact that we're both located in the Bay Area gives us a lot of comfort that we can do the integration.

Now keep in mind we do recognize that integrations are (unintelligible) which is one of the reasons why I've resisted and we as a company have resisted large acquisition at least over the last, you know, since I've been involved over the last seven years. But in this case we're so excited not only by the strategy but by our ability to integrate and the future opportunities that we decided to move ahead.
Jay Vleeschhouwer:
All right. On the product or technology side you highlighted—you and (Steve) highlighted the mobile part in the comments earlier. Two weeks ago here in New York at the (Unintelligible) launch event there were some comments and presentation sessions around Adobe's mobile strategy and there were some comments with respect to the possible superiority of SVG and (unintelligible) applications versus Flash. So how do you sort out those two technologies now?
Shantanu Narayen:
So I think with respect to the mobile space the reality is even Macromedia has been pretty heavily involved in defining SVG and working in the W3C Working Group that defined SVG Jay so I should mention that.

The reality is if you look at the Flash Flare—the four (unintelligible) around the Flash Fare, the small download, the high performance, the interactivity and the ubiquity really do make it a very, very compelling risk platform. And I think as we said earlier one of the things that's exciting for us is we can bring the benefits of everything that they have done with animation and interactivity and video and see what we've done with documents and build an even better rich integrated platform for these mobile devices. So we think we can accelerate actually the adoption with a common flare on these devices.
Stephen Elop:	This is (Steve) if I can just add to that.
Indeed the Flash light player that we shipped to a number of our customers includes the SVG Tiny player. That's part of what we do with certain of our customers.

I think the—what we like to see and it varies, you know, from market to market is that it's really our customers that define, you know, based on their specific needs, you know, how they're targeting, you know, based on whether it's animated content or various other things. They tend to drive the decisions around what is popularized in a particular market.
Man:
Clearly the relationships, the involvement, the understanding, the participation that Macromedia is having in the mobile community is further along than where Adobe is today and it's one of the reasons why we're excited about the combination.
Shantanu Narayen:
And the final point I'd make Jay is that it's not just the risk client environment. In addition to that I think the combination gives us opportunity to deliver a whole set of creative tools to create content for this as well as solutions that the carriers can deploy to get that content out available on these devices.
Jay Vleeschhouwer:
Okay and competitively if you look out a couple of years towards what Microsoft is trying to do on the OS side, is there anything that you know for a certainty that at a minimum they'll do that would compete with anything on the PDF or Flash side?
Bruce Chizen:
So, you know, historically both Macromedia and Adobe have been focused on the mission that we've articulated as helping people and organizations communicate better. And really what that meant is information that needs to be more compelling, more interactive, richer, impactful, reliable, more secure and that has not been a strong suit for Microsoft.

Clearly it's an area that looks like based on what they tried to do with InfoPass, what they say that they're trying to do with Longhorn, their code name for their future Windows Operating System, is similar to what we together are—have been doing and will continue to do. Clearly we are focused not only on the Windows platform but we do cover both Windows, Macintosh, Linux and many, many, many non-PC devices. So it's hard to really say, you know, what Microsoft will do going forward but they are a $40 billion software company and we will always keep an eye out for them.

Jay Vleeschhouwer:
All right. Lastly for Murray you sounded earlier pretty categorical about the antitrust issue and yet if I'm not mistaken I think this is the third time (unintelligible) FreeHand so the revenue there aren't that consequential even for Macromedia yet. Why wouldn't you have to divest FreeHand or for that matter even go live?
Murray Demo:
Yes, I mean, first of all as you know Jay the industry's very dynamic and there's lots of competition in that category including products like CorelDRAW. I think they outsell both of us in countries like Germany. There's open source products like Killustrator that's available for free and there's a whole bunch of other stuff out there. So it is super competitive. The reality is each of those products have different feature sets and many of our customers end up buying both depending on what their needs are. So, you know, we don't see it as an issue and that's, you know, our perspective.
Jay Vleeschhouwer:	Okay. Thanks very much.
Operator:	Your next question comes from Tom Berquist with Smith Barney.
Tom Berquist:	Thank you.

Shantanu you—I heard just some brief commentary about the enterprise benefits. I think you mentioned or somebody mentioned document oriented workflow, Web based collaboration, rapid learning. Could you expound upon that just a little bit and give us a sense as to what you think you can do for medium to large enterprises with the integration?
Shantanu Narayen:	Sure Tom.

I think there are a couple of opportunities that emerge. The first is for the business user on their desktop. Clearly they are using Acrobat to share information in a secure and reliable way and PDF is rapidly becoming the way in which a lot of information is shared inside and outside the firewall. I think if you look at what Breeze has been able to accomplish with the real-time capability you really have a far more powerful collaboration platform that combines the best of real-time as well as (unintelligible). And I think one of the things that both these products have in common is it's fairly vital as people, you know, experience the benefits of Breeze and the ease with which people can set that up I think you can finally go into a medium enterprises and large and provide a more compelling desktop.

In addition to that I think if you look at what Macromedia has done with Flash as well as with ColdFusion they have provided a really good environment as well as set of tools to allow enterprises to create their compelling experiences on the Web. We have done the same for mission critical applications with our Lifecycle set of products. And I think you now can just have more comprehensive offering for the CIO who can now create a Web site that not only has the document workflows as part of it but also the interactivity and experience that they need to deliver a more compelling experience.
Tom Berquist:	Right—thanks very much.

Operator:	Your next question comes from Sasha Zorovich with Oppenheimer and Company.
Sasha Zorovich:	I want to come back again to this antitrust issue.

I understand that, you know, there are certain products, freeware and whatnot that are competitive and so forth but if I'm adding some of these market churn number correctly I get to some very high numbers, I mean, the, you know, the—I would like a little bit more or your commenting on some of these particular sort of facets where the antitrust I believe do come do be an important issue.
Bruce Chizen:
So I guess Sasha this is an area where we differ. We don't see it as an issue. Again, I look at countries like Germany where CorelDRAW is outselling both FreeHand and Illustrator. I look at some of the open source products that are being used. Even though it's not revenue they are being actively used especially in the Linux community and even products like Killustrator are actually used on Windows and there's other products.

So we just, you know, we don't think it's an issue. We think the products are used by a lot of—by the—a lot of people use functionality in both products and you want to just remember the synergies between each of the products.
Sasha Zorovich:	Thank you.
Operator:	Your next question comes from Barbara Coffey with Brean Murray.
Barbara Coffey:	Good morning.

It sounds like a nice mix of products but can you speak to any thoughts on where there are some overlaps and sort of where the product's going to be integrated or are there any sort of roadmaps at this point for that?
And also you had mentioned that you expected to be neutral to accretive over 12 months. Would you like to give any more color on how that may lay out by quarter?
Shantanu Narayen:
Yes I'll take the first one Barbara, you know, with respect to what the benefits are certainly the combined company will be able to offer, you know, increased productivity to streamline workflow and tighter integration. The reality is until the close of the transaction the companies will have to operate their respective businesses as usual and not work on what you're asking for which is a combined roadmap.
Stephen Elop:
Yes in terms of the, you know, quarterly guidance for, you know, being break even to slightly accretive we'll provide more specifics as we get to the close. But I, you know, if you think about it logically clearly in the first quarter and, you know, and part of the second quarter after the close there's going to be some, you know, we're going to have teams from both companies working through some of the integration issues and so you're not going to realize as many of the cost synergies as you would quarters that are further out.

So, you know, again no specifics but I think if you think in terms of how that integration process works we clearly are not going to realize, you know, full synergies in the first quarter to two.
Barbara Coffey:	Thank you.
Stephen Elop:	We still—yes we still see it as break even to slightly accretive excluding the buyback in the first 12 months following the close.
Barbara Coffey:	Thank you.
Operator:	Your next question comes from Scott Kessler with Standard Poor's Equity Research.
Scott Kessler:
Thanks a lot. A lot of my questions have been answered but I was wondering if you could comment about how this occurred. Obviously I think as Jay might have mentioned this is a transaction that a lot of people have been talking about for many years. And Bruce I think you mentioned that, you know, essentially you guys wouldn't have considered a comparably sized deal unless it was very strategic I think as you characterized it. So if you could talk a little bit about, you know, the origin of these talks and if there was really kind of a tipping point that caused you to say now is the right time to kind of go forward with this that would be helpful. Thanks a lot.
Bruce Chizen:
Yes so prior to Stephen coming on board as CEO Rob Burgess and I have had casual conversation for the last three or four years. And it was—I think if you were to ask Rob he will tell you it was sometime after 9/11 that we both realized being enemies probably didn't make sense because we were no longer directly competing and that it was kind of the animosity and the feeling that we developed in the previous years no longer made sense. And it was 9/11 that became the catalyst for Rob giving me a call and say, hey Bruce why don't we sit down and just talk about it? And we realized that we really don't compete, we really complement one another, yet our strategies and our vision were very similar.

We both believe in giving the user a very rich reliable experience. We also believe that besides that rich reliable experience that our strategy of leveraging our platform, in Macromedia's case Flash, in our case Reader and PDF were very parallel in nature. Yet we also realized we both had a lot on our plate. We were just beginning our move into the enterprise around Intelligent Document. They were just beginning the plannings around projects like Flex and beginning to think about collaboration.

It was over the last year or so as we looked around we realized gee there's a couple of things going on. One is if you just look at the external factors, the number of non-PC devices, the increasing usage of mobile devices as well as things like desktop boxes connected to HDTV, combined with the fact that both of our businesses now have incredible momentum, it's a lot easier I believe to combine two companies that are healthy and doing really well with lots of growth in them than to try to acquire and integrate a company that is broken. And that is the piece that gave certainly us comfort and the Board comfort in taking the next step.

Stephen also has a perspective.
Stephen Elop:	Yes thank you Bruce.

I just want to reiterate one point and that is that, you know, if you go back a couple of years, you know, both companies were dealing with things like, you know, the end of the Internet bubble and so forth and we were largely focused inward making sure that we have the strategies in place for the next generation of activity, product plans and so forth. And we both in parallel developed visions that have turned out to be very complementary and we've established a track record of success and prosperity that puts us in a much stronger position to look outward. And I think that's what really led to now being a good time to pursue this.

One quote I want to provide you. As we were going through this Rob Burgess made a comment in one of our Board meetings that it felt very much like we were twins separated at birth and were coming back together in some perspectives.
Scott Kessler:
Interesting. The other question I have I guess is to what extent do you feel like there are opportunities to I guess build on each other's strength? You know the interesting thing when I think about this transaction is that for the most part a lot of the consolidation that's occurred in software Bruce as I think you kind of mentioned has been consolidation of enterprise company. This is really one of the first major deals where you're talking about putting two largely consumer oriented companies before and I'm wondering if you see opportunities as a result of that, as a result of essentially being one vendor to a large constituency in this particular context.

And I guess what I'm getting at specifically is do you foresee that the companies going forward, I'm not looking for a timetable or specifics, are going to retain the separate brands that they have and the separate sales forces or do you think there's going to be one consolidated sales force selling both Dreamweaver and Acrobat? Thanks a lot.
Bruce Chizen:	Yes just a couple of points of clarification.

First of all this is not a consolidation play. This is all about growth which is why it's different than the other deals. We did not do this for consolidation. We're doing this because we believe that the combined offering will be even more compelling to our customers given the challenges that they're going to face in trying to communicate information in this very complex environment.

Also keep in mind we're really not—neither one of us for the most part are really consumer companies. Each of us cater to professionals whether they're creative professionals, Web designers, enterprise developers, knowledge workers or OEM manufacturers or carriers. A small piece of Adobe's business—Photoshop Element's business and a piece of the Photoshop business are what I would characterize as consumer but as we're really not—it's really not a consumer play.

What we really are, you know, fundamentally when I think about this combination besides all of these great offerings what we really have or have the ability to do is to have a industry defining technology platform. If you think about the combination of the Flash file format and the Flash player and PDF and the Adobe Reader we have a platform—a technology platform that will enable our customers and our partners to help communicate their information in a much more effective way and that's what's exciting.
In terms of the synergies and the model let me have Stephen comment on that.
Stephen Elop:	Thanks Bruce.

I think the way I think about potential synergies and so forth in a sales model really gets driven from a customer point of view. What we have to do is look at how our combined customer base prefers to buy, prefers to interact with our companies.

I think it's pretty clear that in some cases, you know, the very same channel, the very same mail order catalog, whatever the case may be are shared by both of us so there's some opportunities there to drive some efficiencies. In other cases more on the enterprise side certain classes of customers demand certain types of sales models in order to ensure that we're providing them with the support and care that they need and we'll clearly adapt the sales model to those patterns as we learn about them.
Bruce Chizen:
And there's certain—and while we haven't gone into any details through the publicly available information and our own G2 intelligence previous to any discussions we had there are certain areas in the world in which Macromedia have greater strength than we have. There's certain areas of the world that Adobe has greater strength than Macromedia. We'll be able to leverage that strength, the channels and the geographical coverage much more effectively.
Scott Kessler:	Great. Thanks a lot. Best of luck.
Man:	Operator we'll take one more call.
Operator:	Okay.
Man:	One more question.
Operator:	Your final question comes from Steve Ashley with Robert Baird.
Steve Ashley:	Hi guys. Again, most of my questions have been answered as well.
I'm just wondering is the timing of when you plan to close this in the fall been influenced or effected at all by the product release cycles of the companies here right in front of us?

Stephen Elop:
No it hasn't Steve and when you look at—both shareholders will be voting on this transaction and just working through the customary approval processes are right now that, you know, we're estimated that it's in the fall of 2005 and it's really unrelated to any of the development schedules of, you know, the product launches, et cetera. That's something we're going to continue to run our—both businesses individually until the close and that's kind of how we're approaching it.
Steve Ashley:	Great and just lastly I think we've all assumed that there haven't been any other interested parties and Macromedia's part of this process but can you confirm that?
Bruce Chizen:	We can't comment on that at this point.
Steve Ashley:	Great. Thank you so much.
Man:	Thanks Steve.
Well we thank everyone for joining us and this concludes our call.
Operator:	This concludes today's conference call.
END

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FORWARD-LOOKING STATEMENTS: This transcription includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this transcription include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Adobe's results, future expectations concerning available cash and cash equivalents, Adobe's expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this transcription. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

        Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this transcription. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

        Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.

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ADOBE SYSTEMS INCORPORATED Moderator: Mike Saviage April 18, 2005 7:00 am CT